SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 01 February, 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Holding(s) in Company dated 21 January, 2005
99.2	Holding(s) in Company dated 24 January, 2005
99.3	Holding(s) in Company dated 29 January, 2005
99.4	Total Voting Rights

99.1

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

InterContinental Hotels Group PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation:

Cedar Rock Capital Limited

4. Full name of shareholder(s) (if different from 3.):

Vidacos Nominees Limited
Nortrust Nominees Limited
PICTET & CIE
Mellon Nominees (UK) Limited
The Bank of New York Nominees Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

16 January 2008

6. Date on which issuer notified:

18 January 2008

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	14,723,417	14,723,417

Resulting situation after the triggering transaction

Class/type of shares	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	14,923,417	14,923,417		5.07%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
14,923,417	5.07%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A	N/A
N/A	N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 294,623,308

14. Contact name:

Catherine Springett, Deputy Company Secretary, InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

END

99.2

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

InterContinental Hotels Group PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation:

Morgan Stanley (Institutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s) (if different from 3.):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

18 January 2008

6. Date on which issuer notified:

22 January 2008

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	9,282,467	9,282,467

Resulting situation after the triggering transaction

Class/type of shares	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	Below 3%	Below 3%		Below 3%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 294,623,308

14. Contact name:

Catherine Springett, Deputy Company Secretary, InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

END

99.3

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

InterContinental Hotels Group PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation:

Morgan Stanley Investment Management Limited (“MSIM”)

4. Full name of shareholder(s) (if different from 3.):

Various clients for which MSIM has voting authority

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

25 January 2008

6. Date on which issuer notified:

28 January 2008

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
ISIN: Ordinary Shares of 13 [29] / 47 pence each	16,668,190	14,514,823

Resulting situation after the triggering transaction

Class/type of shares	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	18,938,022	16,494,690	0	5.5986%	0

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
16,494,690	5.5986%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 294,623,308

14. Contact name:

Catherine Springett, Deputy Company Secretary, InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

END

99.4

InterContinental Hotels Group PLC

Transparency Directive Announcement

Date of Notification

31 January 2008

InterContinental Hotels Group PLC – Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 31 January 2008, InterContinental Hotels Group PLC’s issued capital consists of 294,695,105 ordinary shares with voting rights. The Company does not hold any shares in Treasury.

The above figure, 294,695,105 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA’s Disclosure and Transparency Rules.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	01 February 2008